Exhibit 99.1

ARC Resources Ltd. reports record fourth quarter production and strong financial results

CALGARY, Feb. 11, 2015 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its fourth quarter 2014 operating and financial results.  Fourth quarter production averaged a record 117,986 boe per day and funds from operations were $251.7 million ($0.79 per share).  ARC's Audited Consolidated Financial Statements and Notes, as well as ARC's Management's Discussi|on and Analysis ("MD&A") for years ended December 31, 2014 and 2013, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended December 31		Twelve Months Ended December 31
	2014	2013	2014	2013
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	251.7	237.8	1,124.0	861.8
Per share (2)	0.79	0.76	3.54	2.76
Net income	113.7	13.6	380.8	240.7
Per share (2)	0.36	0.04	1.20	0.77
Operating income (3)	64.5	50.0	390.3	224.9
Per share (2)	0.20	0.16	1.23	0.72
Dividends	95.7	94.0	380.2	374.0
Per share (2)	0.30	0.30	1.20	1.20
Capital expenditures, before land and net property acquisitions (dispositions)	249.3	207.7	945.5	859.9
Total Capital expenditures, including land and net property acquisitions (dispositions)	264.9	224.1	1,042	820.8
Net debt outstanding (4)	1,255.9	1,011.5	1,255.9	1,011.5
Shares outstanding, weighted average diluted	319.1	313.9	317.2	311.9
Shares outstanding, end of period	319.4	314.1	319.4	314.1
OPERATING
Production
Crude oil (bbl/d)	37,442	35,542	36,525	32,784
Condensate (bbl/d)	3,448	2,580	3,667	2,251
Natural gas (mmcf/d)	432.1	359.4	406.1	349.4
NGLs (bbl/d)	5,075	2,868	4,518	2,811
Total (boe/d) (5)	117,986	100,883	112,387	96,087
Average realized prices, prior to hedging
Crude oil ($/bbl)	72.49	82.85	90.64	88.90
Condensate ($/bbl)	74.04	88.72	93.81	94.13
Natural gas ($/mcf)	4.15	3.61	4.76	3.45
NGLs ($/bbl)	32.69	41.47	39.45	36.25
Oil equivalent ($/boe) (5)	41.78	45.51	51.31	46.15
Operating Netback ($/boe)
Commodity and other sales	41.83	45.80	51.38	46.31
Transportation expenses	(2.51)	(1.83)	(2.23)	(1.72)
Royalties	(5.77)	(6.42)	(7.26)	(6.36)
Operating expenses	(8.55)	(9.21)	(8.88)	(9.66)
Netback before hedging	25.00	28.34	33.01	28.57
Realized hedging gain (loss) (6)	2.29	0.41	(0.65)	0.45
Netback after hedging	27.29	28.75	32.36	29.02
TRADING STATISTICS (7)
High price	29.85	29.95	33.68	29.95
Low price	22.70	25.68	22.70	23.12
Close price	25.16	29.57	25.16	29.57
Average daily volume (thousands)	1,886	1,030	1,344	1,064
(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" in the MD&A for the years ended December 31, 2014 and 2013.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Operating income does not have a standardized meaning under GAAP. See "Non-GAAP Measures" in the MD&A for the years ended December 31, 2014 and 2013.
(4)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the years ended December 31, 2014 and 2013.
(5)	In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), a boe conversion ratio of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Includes realized cash gains and losses on commodity risk management contracts, plus a reversal for unrealized gains and losses on risk management contracts that relate to current year production that have been recognized in netback calculations in prior quarters.
(7)	Trading prices are stated in Canadian dollars and based on intra-day trading.

"We are pleased to report strong fourth quarter and record 2014 results. ARC achieved fourth quarter production of 117,986 boe per day and funds from operations of $251.7 million ($0.79 per share).  We delivered 17 per cent year-over-year production growth, a significant achievement given the divestment of 2,400 boe per day of production in 2014", said Myron Stadnyk, President and CEO.  "Continuing on the path of growing our efficient, low cost Montney business, we added 120 net sections of Montney lands in 2014 and invested in strategic long-term Montney infrastructure.  Moving forward, ARC is well positioned with a strong balance sheet to weather the downturn in commodity prices and will focus on profitable development in 2015 to deliver long-term shareholder value."

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC achieved record fourth quarter production of 117,986 boe per day, 17 per cent higher than the fourth quarter of 2013 and two per cent higher than the third quarter of 2014. Full year production of 112,387 boe per day was 17 per cent higher than 2013. New wells at Parkland/Tower and Sunrise, as well as continued strong production at Ante Creek were the primary drivers of higher fourth quarter and full year 2014 production growth. ARC's 2014 annual average production is within the original guidance range of 110,000 to 114,000 boe per day, a significant achievement given the divestment of 2,400 boe per day of production in the second quarter of 2014.
•	ARC's fourth quarter 2014 daily production per thousand shares increased 16 per cent to 0.37 boe per day relative to the fourth quarter of 2013.
•	ARC's fourth quarter oil and liquids production of 45,965 barrels per day was 12 per cent higher than the fourth quarter of 2013 and full year liquids production was a record 44,710 barrels per day, 18 per cent higher than 2013. Higher liquids production was attributed to new wells coming on-stream including oil wells at Tower, liquids-rich gas wells at Parkland, and continued strong production at Ante Creek.
•	Construction began on the new 60 mmcf per day Sunrise gas processing facility in the fourth quarter of 2014. Construction is on schedule and on budget, with major equipment arriving on site throughout the fourth quarter. ARC plans to commission the new facility in the fourth quarter of 2015 and expects to fill the facility by early 2016.
•	Fourth quarter and full year 2014 commodity sales revenue of $454.1 million and $2.1 billion was up seven per cent and 30 per cent, respectively, relative to comparable periods of 2013. Increased production and higher natural gas prices in the fourth quarter and full year 2014 were the key drivers of higher revenue. Lower fourth quarter crude oil prices resulted in lower fourth quarter oil sales revenue, however full year 2014 realized Canadian oil prices were slightly higher on average than 2013 prices, contributing to higher full year 2014 oil sales revenue.
•	Fourth quarter funds from operations were $251.7 million ($0.79 per share), up six per cent from the fourth quarter of 2013. Full year 2014 funds from operations of $1,124.0 million ($3.54 per share) were up 30 per cent from 2013. The increase in fourth quarter and full year 2014 funds from operations was due to higher production and natural gas prices in 2014, strong crude oil prices for the full year, and crude oil hedging gains in the fourth quarter. The significant decline in fourth quarter crude oil prices was partially offset by realized gains on crude oil hedge contracts on 18,000 barrels per day at an average floor price of $90 per barrel.
•	Fourth quarter operating income of $64.5 million ($0.20 per share) increased 29 per cent from the fourth quarter of 2013 and full year operating income of $390.3 million ($1.23 per share) increased 74 per cent relative to 2013 levels due to higher production, higher natural gas prices and strong annual average crude oil prices in 2014.
•	Fourth quarter and full year 2014 capital expenditures totaled $249.3 million and $945.5 million, respectively. ARC's capital program focused primarily on oil and liquids-rich opportunities at Parkland/Tower, Ante Creek, Pembina, and southeast Saskatchewan along with spending on natural gas development at Dawson and Sunrise. ARC drilled 34 gross operated wells in the fourth quarter of 2014 (30 oil wells, three liquids-rich natural gas wells and one natural gas wells) and 187 gross operated wells (139 oil wells, 22 liquids-rich natural gas wells and 26 natural gas wells) in 2014.
•	ARC completed $134 million of land purchases and "tuck-in" land and infrastructure acquisitions in key development areas during 2014. In the Montney region, ARC grew its land position by approximately 120 net sections in 2014. ARC is currently the third largest Montney land holder with approximately 990 net Montney sections, including 615 net sections in northeastern British Columbia and across the provincial border at Pouce Coupe.
•	ARC's 2014 year-end reserves and resources evaluation reflected growth in reserves and reaffirmed the significant resource potential in the northeastern British Columbia Montney region ("NE B.C. Montney"). See February 11, 2015 news release "ARC Resources Ltd. Announces 210 Per Cent Produced Reserves Replacement in 2014" for additional information.
•	Replaced approximately 210 per cent of 2014 total production, adding 87.5 mmboe of proved plus probable ("2P") reserves in 2014
•	Six per cent increase in 2P reserves to 673 million boe
•	Finding and Development ("F&D") costs for 2P reserves of $11.51 per boe, before changes in future development capital ("FDC"), and $15.32 per boe including changes in FDC
•	2P recycle ratio of 2.9 times and 2.6 times for the current year and three year average, respectively, based on current and three year average F&D costs, before changes in FDC
•	ARC's core principle of operational excellence was demonstrated in 2014 through several on-going initiatives that helped to reduce operating costs and improve efficiencies. ARC's operating costs per boe continue to trend downward as our low cost Montney production represents a greater percentage of our total production. Fourth quarter operating costs of $8.55 per boe were down seven per cent from $9.21 per boe in the fourth quarter of 2013 and full year 2014 operating costs of $8.88 per boe were down eight per cent relative to 2013.
•	ARC closed the quarter with a strong balance sheet including total available credit facilities of $2.2 billion and debt of $1,074.8 million drawn. At December 31, 2014, ARC had available credit of $916.4 million taking into account ARC's year-end working capital deficit. Net debt to 2014 funds from operations ratio was 1.1 times and net debt was approximately 14 per cent of ARC's total capitalization at the end of the fourth quarter; both metrics are well within ARC's target levels.
•	On January 7, 2015, in response to the deterioration of crude oil prices late in 2014, ARC announced a reduction to its 2015 capital program from $875 million to $750 million and the issuance of 17.9 million common shares on a "bought deal" basis at a price of $22.55 per common share for gross proceeds of $402 million. See January 7, 2015 news release "ARC Resources Ltd. Announces Bought Deal Financing and Reduced 2015 Capital Program" filed on SEDAR at www.sedar.com. In light of the continued decline in commodity prices, ARC is re-evaluating 2015 spending to ensure that we are creating long-term value for our shareholders. We are working with our service providers to find additional cost savings, and expect costs will decrease as Industry activity levels decline. ARC will only execute capital projects that meet appropriate hurdle rates of return. ARC has already taken steps to ensure the profitability of our 2015 capital program by deferring the drilling of oil wells in Saskatchewan and Alberta until economic conditions improve. ARC believes that the first quarter service cost structure may not yet fully reflect the reality of prevailing industry conditions. Therefore, we have deferred a significant component of our first quarter 2015 capital program with the expectation of executing much of the work at a later date. Consequently, we have reduced the number of drilling rigs under contract to two, which together with our other actions should result in first quarter 2015 capital expenditures of approximately $150 million. As such, we expect that our 2015 capital program will be less than the $750 million budget currently approved, which will in turn have a modest impact on full year 2015 production volumes, particularly on the oil side. We will provide an updated 2015 forecast with our first quarter 2015 results.

ECONOMIC ENVIRONMENT

ARC's 2014 financial and operational results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended			Twelve Months Ended
	December 31			December 31
	2014	2013	% Change	2014	2013	% Change
Brent (US$/bbl)	77.07	109.35	(30)	99.45	108.70	(9)
WTI oil (US$/bbl)	73.20	97.61	(25)	92.91	98.05	(5)
Edmonton Par (Cdn$/bbl)	75.65	86.64	(13)	94.46	93.16	1
Henry Hub NYMEX (US$/mmbtu) (2)	4.00	3.60	11	4.41	3.65	21
AECO natural gas (Cdn$/mcf)	4.01	3.15	27	4.42	3.16	40
Cdn$/US$ exchange rate	1.14	1.05	9	1.10	1.03	7
(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in the MD&A for the three and twelve months ended December 31, 2014 and 2013. Prices and exchange rates presented above represent averages for the respective periods.
(2)	NYMEX Henry Hub "Last Day" Settlement.

In the first six months of 2014, North American crude oil and natural gas prices reached their highest level on average since 2008. Strong prices contributed to significant drilling activity in North America, resulting in supply growth of both crude oil and natural gas. Increased supply led to a supply-demand imbalance, which resulted in price deterioration for both crude oil and natural gas markets late in 2014.

The over-supplied nature of the oil market became more apparent late in 2014, with the continued production growth from shale plays in the United States, slower than expected global demand growth, and sustained production levels by OPEC. As a result, there is currently a crude oil supply-demand imbalance. The sell-off in global oil prices was a market reaction to restore the supply-demand balance, given that OPEC did not reduce production.

Current oil prices are below marginal supply costs for new production from many areas; the current depressed prices have resulted in a significant reduction in 2015 budgeted capital spending for the global energy sector. Reduced drilling activity is expected to slow supply growth and re-balance markets, however there is a lag between drilling activity levels and resultant oil production due to the life cycle of well completions and tie-ins. In addition to re-balancing supply and demand, it is expected that the decrease in drilling activity will result in a meaningful decrease in oilfield service costs which should result in improved rates of return at lower commodity prices and a more efficient energy sector.

For natural gas, 2014 started with a cold winter that established record-setting demand. Depleted inventory levels supported both NYMEX Henry Hub and AECO prices above US$4 per mmbtu and Cdn$4 per GJ, respectively, for the first six months of the year. In the later part of 2014, US natural gas supply levels increased and inventory reached levels that are currently viewed as being adequate to satisfy the expected level of demand through the winter and into 2015.

In addition to volatile commodity prices, foreign exchange rates have also changed significantly over the past year. The US dollar has been particularly strong, reflecting the strength of the broad economic recovery in the United States. The Cdn$/US$ exchange rate has been further impacted by weaker Canadian exports resulting from low energy prices. The devaluation of the Canadian dollar relative to the US dollar partially offset the impact of lower US dollar-denominated crude oil and natural gas prices.

FINANCIAL REVIEW

Funds from Operations

ARC's fourth quarter and full year 2014 funds from operations of $251.7 million ($0.79 per share) and $1,124.0 million ($3.54 per boe) were up six per cent and 30 per cent, respectively, relative to 2013.  Higher funds from operations were largely attributed to higher production and higher natural gas prices in the fourth quarter and full year 2014.  Stronger full year average 2014 crude oil prices contributed to slightly higher funds from operations for the full year 2014.  Higher royalties, transportation costs, total operating costs, interest expense, and current income taxes attributed to higher production levels and higher average commodity prices, partially offset the gains from higher production and higher average commodity prices in 2014.

The following table details the change in funds from operations for 2014 relative to 2013.

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations – 2013 (1)	237.8	0.76	861.8	2.76
Volume variance
Crude oil and liquids	37.1	0.12	214.8	0.69
Natural gas	24.2	0.08	71.4	0.23
Price variance
Crude oil and liquids	(53.5)	(0.18)	3.2	0.01
Natural gas	21.3	0.07	194.0	0.62
Realized gain or loss on risk management contracts	15.9	0.05	(44.8)	(0.14)
Unrealized gain or loss on risk management contracts related to current production periods (3)	5.0	0.02	—	—
Royalties	(3.2)	(0.01)	(74.9)	(0.24)
Expenses
Transportation	(10.3)	(0.03)	(31.4)	(0.10)
Operating	(7.3)	(0.02)	(25.5)	(0.08)
General and administrative ("G&A")	(1.4)	(0.01)	13.8	0.04
Interest	(1.6)	(0.01)	(4.8)	(0.02)
Current tax	(12.7)	(0.04)	(54.0)	(0.17)
Realized gain or loss on foreign exchange	0.4	—	0.4	—
Diluted shares	—	(0.01)	—	(0.06)
Funds from operations – 2014 (1)	251.7	0.79	1,124.0	3.54
(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP Measures" contained in the MD&A for the three and twelve months ended December 31, 2014 and 2013. Also refer to the "Funds from Operations" section in the MD&A for the three and twelve months ended December 31, 2014 and 2013 for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities.
(2)	Per share amounts are based on weighted average diluted shares.
(3)	ARC enters into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

Operating Netbacks

ARC's fourth quarter operating netbacks of $25.00 per boe before hedging and $27.29 per boe after hedging were 12 per cent and five per cent lower than the fourth quarter of 2013, respectively, due to lower crude oil prices.  Full year 2014 operating netbacks of $33.01 per boe before hedging and $32.36 per boe after hedging were 16 per cent and 12 per cent higher than 2013, respectively, due to higher average crude oil and natural gas prices in 2014.

ARC's fourth quarter total corporate royalty rate of 13.8 per cent ($5.77 per boe) was relatively unchanged from the fourth quarter of 2013.  ARC's full year 2014 total corporate royalty rate of 14.1 per cent ($7.26 per boe) increased from 13.7 per cent ($6.36 per boe) in 2013 due to higher average realized crude oil and natural gas prices in 2014.

Fourth quarter and full year 2014 operating expenses of $8.55 per boe and $8.88 per boe, respectively, were seven per cent and eight per cent lower than comparable periods of 2013.  Lower per boe operating expenses were attributed to higher production, the addition of new production at lower relative operating costs, and lower average electricity costs in 2014 relative to 2013.

Transportation costs of $2.51 per boe and $2.23 per boe in the fourth quarter and full year 2014 were up 37 per cent and 30 per cent, respectively, compared to 2013. Higher transportation costs in 2014 were primarily due to ARC taking control of transportation arrangements for a larger portion of production in order to more effectively move its production to market.  Generally this results in additional transportation costs, but in most cases is offset by higher revenue received for its products.  Higher transportation costs were also attributed to additional trucking costs associated with increased oil and condensate production at Parkland/Tower; this will be alleviated in 2015 with the completion of a third party pipeline expansion.

Risk Management

ARC has hedge contracts in place to protect prices on crude oil volumes for the first half of 2015 and natural gas volumes for the period 2015 through 2019 at prices that support ARC's business plan.

During the fourth quarter of 2014, ARC realized cash gains of $29.9 million on crude oil hedging contracts as approximately 45 per cent of crude oil and condensate production was hedged at an average floor/ceiling price of approximately US$90/US$100 per barrel while market prices averaged US$73.20 per barrel in the fourth quarter.  ARC currently has 6,000 barrels per day of first half 2015 crude oil production hedged at an average floor/ceiling price of approximately US$90/US$101 per barrel and "Sold Floors" on 6,000 barrels per day at an average price of US$65 per barrel for the first half of 2015. In addition, ARC has hedged 5,000 barrels per day of crude oil production hedged at a floor/ceiling price of approximately Cdn$60/US$80 per barrel for the second and third quarters of 2015.

During the fourth quarter of 2014, ARC realized cash gains of $3.5 million on natural gas hedging contracts as 56 per cent of fourth quarter natural gas production was hedged at an average floor/ceiling price of approximately US$4.03/US$4.17 per mmbtu while market prices averaged US$4.00 per mmbtu in the fourth quarter.  ARC has approximately 219,900 mmbtu per day of natural gas production hedged for 2015 at an average floor/ceiling price of US$3.94/US$4.56 per mmbtu.  Additional natural gas production is hedged in 2016 through 2019 at floor prices of US$4.00 per mmbtu with upside participation up to US$4.81 to US$5.00 per mmbtu.  ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes for 2015 through 2019.   These positions support long-term development economics for ARC's significant natural gas resource base.

ARC will continue to take positions in natural gas, crude oil, foreign exchange rates, power and interest rates, as appropriate, to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts, see Note 15 "Financial Instruments and Market Risk Management" in the audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013.

Hedge Positions Summary (1)
As at February 11, 2015	2015		2016		2017		2018		2019
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	100.83	2,975	—	—	—	—	—	—	—	—
Floor	90.00	2,975	—	—	—	—	—	—	—	—
Sold Floor	65.00	2,975	—	—	—	—	—	—	—	—
Crude Oil (2)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	80.00	2,507	—	—	—	—	—	—	—	—
Floor	60.00	2,507	—	—	—	—	—	—	—	—
Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Ceiling	4.56	219,932	4.81	145,000	4.81	145,000	4.92	90,000	5.00	40,000
Floor	3.94	219,932	4.00	145,000	4.00	145,000	4.00	90,000	4.00	40,000
Natural Gas - AECO Basis (4)	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day
Swap (percentage of NYMEX)	89.9	145,123	90.3	140,000	90.2	140,000	88.2	55,000	90.8	9,918
Foreign Exchange	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total
Ceiling	1.0725	48,000	—	—	—	—	—	—	—	—
Floor	1.0463	48,000	—	—	—	—	—	—	—	—
(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 15 "Financial Instruments and Market Risk Management" in the financial statements for the year ended December 31, 2014.
(2)	The crude oil prices in this table are referenced to WTI.
(3)	The natural gas prices in this table are referenced to NYMEX at Henry Hub.
(4)	ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX natural gas price.

OPERATIONAL REVIEW

ARC had an active fourth quarter, spending $249.3 million on capital activities, before land and net acquisitions, and drilling 34 gross operated wells (30 oil wells, three liquids-rich gas wells and one natural gas well).  ARC spent $945.5 million before land and net acquisitions during 2014, and drilled 187 gross operated wells (139 oil wells, 22 liquids-rich gas wells and 26 natural gas wells).  ARC's capital program focused on high rate of return oil and liquids development at Parkland/Tower, Ante Creek, Pembina and southeast Saskatchewan, and low cost, high rate of return natural gas development at Dawson and Sunrise.

ARC achieved record fourth quarter production of 117,986 boe per day, 17 per cent higher than the fourth quarter of 2013. Higher production was the result of new wells at Parkland/Tower coming on-stream to continue to fill the new gas processing and liquids handling facility completed in late 2013, as well as new wells brought on production at Sunrise through a third party facility.

Record fourth quarter crude oil and liquids production of 45,965 barrels per day (39 per cent of total production) was 12 per cent higher than the fourth quarter of 2013. Higher crude oil and liquids production was due to significant growth primarily at Parkland/Tower since the fourth quarter of 2013 as new production was brought on-stream to fill new facilities.  Crude oil and liquids production has increased by more than 40 per cent since 2010 due to a deliberate focus on high value oil and liquids-rich natural gas development that started in 2011.

Given the rapid deterioration in crude oil prices late in 2014, ARC reduced its 2015 capital budget from $875 million to $750 million. ARC will only execute capital projects that meet specific rate of return criteria and has already taken steps to ensure the profitability of our 2015 capital program by deferring the drilling of oil wells in Saskatchewan and Alberta until economic conditions improve. Our actions should result in first quarter 2015 capital expenditures of approximately $150 million. As such we expect that our 2015 capital program will be less than the $750 million budget currently approved, which will in turn have a modest impact on full year 2015 production volumes, particularly on the oil side. The 2015 capital program is dynamic and will change in response to commodity prices, service and materials costs and the overall economic environment. ARC's property specific capital plans and estimated capital spending for 2015, as discussed below, may be revised throughout 2015, as necessary, in response to market conditions. ARC will allocate capital to the highest rate of return projects, and defer projects that do not meet appropriate hurdle rates of return. We will provide an updated 2015 forecast with our first quarter 2015 results.

Parkland/Tower

ARC has a land position of 23 net sections at Parkland, a Montney liquids-rich natural gas play, located in northeastern BC.  ARC's Tower property consists of 57 net sections of contiguous land north and west of the Parkland field, producing predominantly light oil and free condensate with additional liquids in the gas stream; therefore providing favorable economics.

ARC commissioned the new Parkland/Tower gas processing and liquids handling facility late in 2013. The facility has a design capacity of approximately 60 mmcf per day of natural gas and 8,000 barrels per day of liquids (5,000 barrels per day of oil and 3,000 barrels per day of NGLs).  Throughput at the facility was at capacity during the fourth quarter of 2014 and ARC has recently focused on maximizing liquids throughput at the facility.

During 2014, ARC spent $193 million on capital activities at Parkland/Tower.  At Parkland, ARC drilled one gross operated liquids-rich natural gas well in the fourth quarter, bringing the total to 18 gross operated liquids-rich gas wells in 2014.  At Tower, ARC drilled two gross operated oil wells during the fourth quarter of 2014 for a total of 11 gross operated oil wells in 2014.  Parkland/Tower production averaged 25,800 boe per day in the fourth quarter of 2014 (33 per cent crude oil and liquids and 67 per cent natural gas), a 106 per cent increase from the fourth quarter of 2013 and three per cent higher than the third quarter of 2014. Increased production was the result of new wells producing through the new facility.

Well performance at Tower continues to be exceptional.  All nine of the 2014 wells on the 8-15 pad (5 well pad expansion) and 5-14 pad (4 well pad expansion) have been on production for greater than 120 days.  Production results have been strong with 90 day average production rates for the individual wells ranging from 480 to 1,200 boe per day comprised of 320 to 740 barrels per day of oil production and 0.75 to 2.2 mmcf per day of natural gas.  Total cumulative oil production from all nine wells exceeded 625,000 barrels of oil based on individual wells on-production for a range of 122 to 172 days; total cumulative gas production for this same time period and same well group is 2.0 Bcf.  Strong well performance at the 5-14 and 8-15 pads is attributed to a new completion technique involving the application of a slickwater fracs with tighter inter-frac spacing and more sand tonnage per well, previous Tower wells were completed with a hybrid slickwater frac.  Following up on these strong results, the first two wells on the 8-24 pad were drilled in the fourth quarter.

Currently, all NGL production from Parkland and a significant portion of oil production at Tower is transported by truck due to limited pipeline infrastructure.  ARC expects that all NGL and condensate production at Parkland/Tower will be transported by pipeline by the second half of 2015 upon commissioning of third party pipeline expansion projects.  With this change, ARC anticipates a reduction in per boe transportation costs at Parkland/Tower.

ARC plans an active capital program at Parkland/Tower in 2015, conditional on appropriate commodity prices and services and materials costs to deliver profitable production.  ARC will proceed with an expansion to the existing liquids handling facility from 5,000 barrels per day to 10,000 barrels per day by the end of 2015.

Sunrise

At Sunrise, a natural gas Montney play in northeastern BC, ARC has a land position of 32 net sections. The Sunrise property has a significant natural gas resource base, low capital and operating costs, and potential for multilayer development, resulting in high rates of return even at relatively low natural gas prices. ARC has been piloting production at Sunrise since the third quarter of 2011 through third party facilities, and is currently producing from four layers of the Montney.

ARC spent $167 million on capital activities at Sunrise and drilled 15 gross operated horizontal natural gas wells including four wells drilled into an additional layer of the upper Montney.  Production from the four wells drilled into the additional layer of the upper Montney remained strong.

Fourth quarter 2014 Sunrise production was approximately 47 mmcf per day of natural gas production, up 90 per cent relative to the fourth quarter of 2013 due to new wells brought on-stream.  Certain Sunrise production was shut-in early in the fourth quarter while completions work concluded on the 8-24 pad.  All shut-in production was brought back on-stream in the fourth quarter and Sunrise exited the fourth quarter with production of 60 mmcf per day.  There were six standing wells remaining to come on production at year-end.

ARC is proceeding with the construction of an ARC operated 60 mmcf per day gas processing facility, scheduled to be commissioned by late 2015.  The project is on schedule and on budget and the fourth quarter saw considerable activity with major equipment arriving on site.

The Sunrise project continues to have robust economics even at low gas prices and is expected to be a source of long-term value creation.  In 2015, ARC plans to spend approximately $150 million at Sunrise for development drilling and infrastructure to complete and commission the new 60 mmcf per day Sunrise gas processing facility.  ARC plans to drill nine gross operated natural gas wells at Sunrise in 2015 leading up to the on-stream date of the new facility.  ARC expects 2015 Sunrise production to average 75 mmcf per day in 2015; a greater than 100 per cent year-over-year increase in production relative to 2014.  Sunrise production will increase to 120 mmcf per day once the new, ARC operated facility is complete and full.  ARC expects a substantial portion of the new facility capacity to be filled shortly within the on-stream date, with the remaining capacity to be filled by early 2016.

Dawson

ARC's Dawson Montney play is the foundation of ARC's profitable low cost natural gas business. Dawson production averaged 169 mmcf per day of natural gas and 900 barrels per day of condensate and liquids during the fourth quarter of 2014, a six per cent increase in total production relative to the fourth quarter of 2013.  Dawson continues to perform well, delivering robust economics and significant cash flow at current natural gas prices due to exceptional well results, excellent capital efficiencies and low operating costs.

ARC spent $84 million on capital activities at Dawson during 2014 to drill 11 gross operated natural gas wells, two gross operated Lower Montney liquids rich natural gas wells and to conduct certain optimization and maintenance activities. ARC drilled and completed two liquids-rich natural gas wells into the Lower Montney to assess the potential for higher liquids content during the fourth quarter of 2014.  ARC plans to test the two Lower Montney wells in 2015.  ARC has realized improved well performance at Dawson with refinements in completion techniques, leveraging the learnings from new wells at Sunrise.

During 2015, ARC plans to maintain production at current maximum facility capacity levels through 2015 and into 2016.  ARC plans to push outside of the existing Dawson core to pursue the potential for higher liquids content. ARC expects production to be relatively flat at facility capacity levels over the course of 2015 with the exception of lower production in the third quarter of 2015 due to a scheduled turnaround on the 120 mmcf per day Dawson facility.

Given the significant drilling inventory at Dawson and the potential for higher liquids production, ARC plans to proceed with a new 90 mmcf per day gas processing and liquids handling facility at Dawson, which is currently planned to be on-stream in 2017.  The new facility will have gas processing capacity of 90 mmcf per day and approximately 7,500 barrels per day of liquids handling capacity (approximately 50 per cent condensate).  The timing of the start-up of the new Dawson facility is dependent upon receiving all required regulatory approvals, efficient construction of the facility, and approval of a 2016 capital budget that provides appropriate funding.

Ante Creek

ARC has a land position of 336 net sections at Ante Creek, a Montney oil and natural gas play in northern Alberta with significant future growth potential. Ante Creek production averaged 17,300 boe per day (approximately 50 per cent oil and liquids) during the fourth quarter of 2014, seven per cent higher than the fourth quarter of 2013, which is attributed to strong well results.  During 2014, ARC spent $186 million on capital activities at Ante Creek.  ARC drilled 12 gross operated oil wells in the fourth quarter of 2014 and a total of 40 gross operated oil wells in 2014.

ARC plans to continue to delineate this large, prospective land base and continues to assess infrastructure requirements in conjunction with future development plans for Ante Creek.

Pembina

ARC's Pembina Cardium assets continue to deliver strong well performance, resulting in third quarter 2014 production of approximately 12,100 boe per day (82 per cent light oil and liquids). Fourth quarter 2014 Pembina production was down three per cent relative to the fourth quarter of 2013, however, fourth quarter Pembina production was ten per cent higher than the third quarter of 2014 due to new wells coming on-stream.  ARC spent $117 million on capital activities at Pembina during 2014 and drilled a total of 38 gross operated Cardium horizontal oil wells (five gross operated horizontal Cardium oil wells drilled in the fourth quarter of 2014).

ARC's deliberate, paced development program at Pembina is aimed at managing production declines in this area, while generating significant free cash flow.  ARC will continue with extensive work on waterflood management at Pembina in 2015 to optimize reservoir recoveries.

Attachie

At Attachie, a liquids-rich natural gas Montney play located in northeast BC, ARC has a land position of 152 net sections. To-date, ARC has drilled and tested four horizontal pilot wells, two horizontal wells on the western portion of the lands and two wells on the eastern portion of the lands.

Fourth quarter production was down at Attachie due to plant maintenance and liquids handling issues at a third party facility.  Production from the two pilot wells on the western portion of the lands averaged 3.6 mmcf per day of natural gas, 335 barrels per day of condensate and 83 barrels per day of NGLs over nine months on production to date. ARC has restricted production rates on the wells while monitoring performance during the initial production period.  ARC continues to evaluate production from the wells on the western portion of the Attachie lands to determine the potential for future commercial development at Attachie.

Southeast Saskatchewan and Manitoba

ARC's Southeast Saskatchewan and Manitoba region contributes high quality, high netback crude oil and generated significant cash flow in 2014 to fund development opportunities throughout ARC's asset base.  Fourth quarter production in this region averaged approximately 11,000 boe per day of light oil, down five per cent from the fourth quarter of 2013.  Lower fourth quarter production was due to wet weather conditions at Goodlands in Manitoba which caused delays in the execution of the 2014 capital program and impacted the timing of bringing new production being brought on-stream. Fourth quarter 2014 production was seven per cent higher than the third quarter of 2014 as new wells were brought on-stream following delays earlier in the year.   ARC spent $112 million on capital activities in this region in 2014, drilling 11 gross operated oil wells in the fourth quarter of 2014 and 47 gross operated oil wells in total during 2014.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the fourth quarter of 2014.  The Board of Directors has confirmed a dividend of $0.10 per share for January 2015, payable on February 17, 2015, and has conditionally declared a monthly dividend of $0.10 per share for February 2015 through April 2015 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
January 28, 2015	January 30, 2015	February 17, 2015	$0.10 (1)
February 25, 2015	February 27, 2015	March 16, 2015	$0.10 (2)
March 27, 2015	March 31, 2015	April 15, 2015	$0.10 (2)
April 28, 2015	April 30, 2015	May 15, 2015	$0.10 (2)
(1)	Confirmed on October 16, 2014.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through the company's Stock Dividend Program ("SDP").  Shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Plan ("DRIP").  Participation in the SDP or DRIP is optional.  Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP.  Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends or participation in the DRIP.

During the fourth quarter of 2014, ARC declared dividends of $95.7 million, of which $9.8 million was issued in the form of common shares under the SDP and $31 million was reinvested into ARC shares through the DRIP.  The DRIP and SDP are a source of funding for ARC's capital program.

For additional details regarding the SDP and DRIP including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada).  The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation".  High quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy.  ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future growth.

In response to the deterioration of commodity prices late in 2014, ARC announced a reduction to its 2015 capital program from $875 million to $750 million (see January 7, 2015 news release "ARC Resources Ltd. Announces Bought Deal Financing and Reduced 2015 Capital Program"). Since that date, there has been a continued decline in commodity prices and as such we are re-evaluating all of our 2015 spending to ensure that we are creating long-term value for our shareholders. We are working with our service providers to find additional cost savings as we believe costs will come down as activity levels decline. ARC will only execute capital projects that meet appropriate hurdle rates of return and as such, we expect our 2015 capital program to be less than the $750 million currently approved, which will have a modest impact on full year 2015 production volumes, particularly on the oil side. We will provide an updated forecast with our first quarter 2015 results.

The 2015 capital budget includes spending on strategic long-term development and infrastructure projects which will set the stage for growth in 2015 and beyond. Specifically, the Sunrise gas plant construction will proceed as planned and is expected to be in-service in the fourth quarter of 2015.  ARC will continue with the liquids handling facility expansion at Tower, which is expected to be completed by year-end 2015. These two projects create additional productive capacity which will be utilized to create long-term value in the coming years.  ARC's 2015 capital program is dynamic and capital will be allocated to the highest rate-of-return projects in response to market conditions during 2015.

In conjunction with the reduction of the 2015 capital program, ARC also announced the issuance of 17.9 million common shares on a "bought deal" basis for gross proceeds of $402 million which closed in late January 2015. The reduced 2015 capital program together with net proceeds from the equity offering will preserve ARC's strong financial position and provide financial flexibility to execute capital programs through the current period of depressed commodity prices.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on capital programs. As further volatility is expected, ARC will continue to take steps to mitigate these risks, focus on capital discipline and protect its strong financial position.

The 2015 guidance outlined below is under review and will be updated with our first quarter 2015 results to incorporate reduced capital spending attributed to expected cost savings from the service sector, in response to reduced activity levels, and to reflect spending on only those projects that are profitable under current market conditions.  ARC expects to spend approximately $150 million in the first quarter of 2015 and has a great deal of flexibility to adjust its capital budget as required. At this time, ARC's full year 2015 guidance estimates as outlined below, are all unchanged from original guidance announced on November 5, 2014 with the exception of 2015 capital expenditures, current income taxes and weighted average shares outstanding.  Capital expenditures were reduced from $875 million to $750 million and current income taxes were revised to a range of zero to eight percent of funds from operations from three to eight percent of funds from operations due to lower expected commodity prices in 2015.  Guidance for 2015 weighted average shares outstanding was increased to 339 million shares from 321 million shares to reflect the impact of ARC's equity offering of 17.9 million shares that closed on January 29, 2015.

	2015 Guidance (3)(4)	2014 Guidance	2014 YTD	% Variance
Production (2)
Oil (bbl/d)	37,000 - 39,000	35,000 - 37,000	36,525	—
Condensate (bbl/d)	3,800 - 4,300	3,500 - 3,800	3,667	—
Gas (mmcf/d)	445 - 460	405 - 415	406.1	—
NGLs (bbl/d)	4,700 - 5,100	4,200 - 4,500	4,518	—
Total (boe/d)	120,000 - 125,000	110,000 - 114,000	112,387	—
Expenses ($/boe)
Operating	8.80 - 9.30	9.00 - 9.40	8.88	(1)
Transportation	2.00 - 2.20	2.00 - 2.20	2.23	1
G&A (1)	2.00 - 2.30	2.20 - 2.40	2.06	(6)
Interest	1.10 - 1.30	1.10 - 1.20	1.15	—
Current income tax (per cent of Funds from Operations) (3)	0 - 8	6 - 8	6	—
Capital expenditures before land purchases and net property dispositions ($ millions)	750	975	945.5	(3)
Land purchases and net property acquisitions ($ millions)	—	—	96.5	N/A
Weighted average shares, diluted (millions)	339	317	317	—
(1)	The 2014 guidance for G&A expenses per boe was based on a range of $1.45 - $1.55 prior to the recognition of any expense associated with ARC's long-term incentive plans and $0.75 - $0.85 per boe associated with ARC's long-term incentive plans. Actual per boe costs for each of these components for the year ended December 31, 2014 were $1.44 per boe and $0.62 per boe, respectively.
(2)	2015 production guidance does not take into account the impact of any dispositions that may occur during the year.
(3)	The 2014 and 2015 corporate tax estimates will vary depending on level of commodity prices. Current income tax is quoted as a percentage of funds from operations before tax.
(4)	2015 guidance is under review and will be updated for reduced capital spending with ARC's first quarter 2015 results.

ARC's 2014 financial and operational results were in line with 2014 guidance with the exception of 2014 G&A expenses being slightly below guidance due to reduced costs associated with ARC's long-term incentive plan due to the reduction in ARC's share price at year-end 2014.  ARC's 2014 capital expenditures were below guidance due to reduced fourth quarter 2014 capital spending in response lower commodity prices.

ARC RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS (unaudited)
(Cdn$ millions)	December 31, 2014	December 31, 2013

ASSETS
Current assets
Cash and cash equivalents	7.1	—
Short-term investment	3.6	3.6
Accounts receivable	165.0	176.5
Prepaid expenses	14.3	15.6
Risk management contracts	131.8	4.4
Assets held for sale	5.8	—
	327.6	200.1
Reclamation fund	35.2	32.6
Risk management contracts	128.0	61.2
Intangible exploration and evaluation assets	266.4	265.4
Property, plant and equipment	5,320.1	4,928.5
Goodwill	248.2	248.2
Total assets	6,325.5	5,736.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	339.1	274.5
Current portion of long-term debt	49.5	42.1
Current portion of asset retirement obligations	13.0	25.1
Dividends payable	32.0	31.4
Risk management contracts	1.0	12.9
Liabilities associated with assets held for sale	5.5	—
	440.1	386.0
Risk management contracts	1.0	0.6
Long-term debt	1,025.3	859.2
Long-term incentive compensation liability	29.1	26.1
Other deferred liabilities	15.8	17.5
Asset retirement obligations	603.1	450.3
Deferred taxes	659.3	600.2
Total liabilities	2,773.7	2,339.9
Commitments and contingencies

SHAREHOLDERS' EQUITY
Shareholders' capital	3,951.1	3,800.8
Contributed surplus	8.6	3.8
Deficit	(407.9)	(408.5)
Total shareholders' equity	3,551.8	3,396.1
Total liabilities and shareholders' equity	6,325.5	5,736.0
ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)
For the three and twelve months ended December 31
	Three months ended		Year Ended
	December 31		December 31
(Cdn$ millions, except per share amounts)	2014	2013	2014	2013

REVENUE
Sales of crude oil, natural gas, condensate, natural gas liquids and other income	454.1	425.0	2,107.7	1,624.3
Royalties	(62.7)	(59.5)	(298.0)	(223.1)
	391.4	365.5	1,809.7	1,401.2

Gain (loss) on risk management contracts	237.4	(18.9)	176.2	46.3
	628.8	346.6	1,985.9	1,447.5

EXPENSES
Transportation	27.3	17.0	91.6	60.2
Operating	92.8	85.5	364.2	338.7
Intangible exploration and evaluation expenses	9.5	1.3	39.4	1.3
General and administrative	26.0	24.3	84.3	97.1
Interest and financing charges	12.9	11.3	47.3	42.5
Accretion of asset retirement obligations	3.7	3.1	14.9	12.5
Depletion, depreciation, amortization and impairment	279.4	157.0	758.5	551.9
Loss on foreign exchange	32.3	24.8	73.7	49.2
Loss (gain) on short-term investment	1.5	(0.4)	—	(1.9)
Loss (gain) on disposal of petroleum and natural gas properties	(0.1)	0.4	1.8	(38.9)
	485.3	324.3	1,475.7	1,112.6
Provision for income taxes
Current	6.3	(6.4)	70.3	16.3
Deferred	23.5	15.1	59.1	77.9
	29.8	8.7	129.4	94.2

Net income and comprehensive income	113.7	13.6	380.8	240.7

Net income per share
Basic	0.36	0.04	1.20	0.77
Diluted	0.36	0.04	1.20	0.77

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
For the years ended December 31
(Cdn$ millions)	Shareholders' Capital		Contributed Surplus		Deficit		Total Shareholders' Equity
December 31, 2012	3,670.2		1.7		(275.2)		3,396.7
Shares issued for cash	0.5		—		—		0.5
Shares issued pursuant to the dividend reinvestment program	115.4		—		—		115.4
Shares issued pursuant to the stock dividend program	14.7		—		—		14.7
Share option expense	—		2.1		—		2.1
Comprehensive income	—		—		240.7		240.7
Dividends declared	—		—		(374.0)		(374.0)
December 31, 2013	3,800.8		3.8		(408.5)		3,396.1
Shares issued pursuant to the dividend reinvestment program	115.9		—		—		115.9
Shares issued pursuant to the stock dividend program	35.1		—		—		35.1
Cancellation of shares and return of accrued dividends	(0.7)		1.9		—		1.2
Share option expense	—		2.9		—		2.9
Comprehensive income	—		—		380.8		380.8
Dividends declared	—		—		(380.2)		(380.2)
December 31, 2014	3,951.1		8.6		(407.9)		3,551.8
ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and twelve months ended December 31
	Three months ended			Year Ended
	December 31			December 31
(Cdn$ millions)	2014	2013		2014		2013
CASH FLOW FROM OPERATING ACTIVITIES
Net income and comprehensive income	113.7	13.6		380.8		240.7
Add items not involving cash:
Unrealized loss (gain) on risk management contracts	(212.6)	27.8		(205.3)		(30.6)
Accretion of asset retirement obligations	3.7	3.1		14.9		12.5
Depletion, depreciation, amortization and impairment	279.4	157.0		758.5		551.9
Intangible exploration and evaluation expenses	9.5	1.3		39.4		1.3
Unrealized loss on foreign exchange	32.7	24.8		73.8		48.9
Loss (gain) on disposal of petroleum and natural gas properties	(0.1)	0.4		1.8		(38.9)
Deferred tax expense	23.5	15.1		59.1		77.9
Other	1.9	(0.3)		1.0		(1.9)
Net change in other liabilities	0.4	(2.3)		(20.4)		(16.6)
Change in non-cash working capital	39.1	(19.6)		49.4		(43.5)
	291.2	220.9		1,153.0		801.7
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of long-term debt under revolving credit facilities, net	65.1	105.9		(22.1)		105.9
Issue of senior notes	—	—		166.6		—
Repayment of senior notes	(10.9)	(10.0)		(43.9)		(40.9)
Issue of common shares	—	—		—		0.5
Cash dividends paid	(54.7)	(60.8)		(228.6)		(243.4)
	(0.5)	35.1		(128.0)		(177.9)
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	—	(12.4)		(71.7)		(36.4)
Disposal of petroleum and natural gas properties	2.4	(0.5)		37.5		89.8
Property, plant and equipment development expenditures	(263.0)	(200.6)		(958.2)		(859.2)
Intangible exploration and evaluation asset expenditures	(4.3)	(10.6)		(49.4)		(15.0)
Net reclamation fund contributions	(1.2)	(1.1)		(2.6)		(2.8)
Change in non-cash working capital	(18.0)	(36.9)		26.5		5.2
	(284.1)	(262.1)		(1,017.9)		(818.4)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6.6	(6.1)		7.1		(194.6)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	0.5	6.1		—		194.6
CASH AND CASH EQUIVALENTS, END OF PERIOD	7.1	—		7.1		—
The following are included in cash flow from operating activities:
Income taxes paid in cash	4.3	0.9		30.4		43.6
Interest paid in cash	10.3	10.4		46.3		42.5

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC and its future production under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Economic Environment", as to its operating costs and transportation costs under the heading "Operating Netbacks", as to its risk management plans for 2015 and beyond under the heading "Risk Management", as to its production, exploration and development plans for 2015 and beyond under the heading "Operational Review", and all matters including 2015 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9 billion.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:35e 11-FEB-15